FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
Victoria 3000
ASX Announcement	Australia

Melbourne, Wednesday 10 August 2005

Patricia Cross appointed to National Australia Bank Board

The Chairman of the National Australia Bank Graham Kraehe today announced the appointment of Patricia Cross as a non-executive director.

Mrs Cross will join the National’s Board in early December 2005.  She is also a director of Qantas and Wesfarmers.

Mrs Cross brings 25 years of experience in banking and finance to the National’s Board.  Prior to taking up a range of non-executive directorships in 1996, Mrs Cross worked in senior management roles with Chase Manhattan Bank, Banque Nationale de Paris and National Australia Bank.  In 2003 she received a Centenary medal for service to Australian society through the finance industry.

“Patricia has a strong background in banking and financial services,” Mr Kraehe said.

“With her roles as a non-executive director and experience in corporate governance, I am sure Patricia will provide a great contribution to the National,” he said.

Mrs Cross said: “It is an exciting time to be joining the National.  It is a company of great significance to a large number of Australians as shareholders, customers and employees.”

Mrs Cross holds a Bachelor of Science degree (Hons-Econ) from Georgetown University in the United States.

Further background on Patricia Cross is available at www.nabgroup.com.

For further information:

Brandon Phillips	Callum Davidson
Group Manager, External Relations	Head of Group Investor Relations
03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan T Case

Date: 10 August 2005	Title:	Company Secretary